UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

UNITED DEVELOPMENT FUNDING IV

(Name of subject company (Issuer) and Filing Person (Offeror))

Common Shares of Beneficial Interest, par value $0.01 per share (Title of classes of securities)	910187103 (CUSIP number of common stock)

Hollis M. Greenlaw, Esq.

Chairman and Chief Executive Officer

The United Development Funding Building

Suite 100

1301 Municipal Way

Grapevine, Texas 76051

(214) 370-8960

(800) 859-9338

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Stephen I. Glover, Esq.

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.,

Washington, DC 20036-5306
(202) 955-8500

CALCULATION OF REGISTRATION FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$35,000,000	$4,508

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 1,707,317 common shares of beneficial interest, par value $0.01 per share, of United Development Funding IV at a price of $20.50 per share.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2014 issued by the Securities and Exchange Commission on August 30, 2013, by multiplying the transaction valuation by .00012880.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by United Development Funding IV, a Maryland real estate investment trust (“UDF” or the “Trust”), to purchase for cash up to 1,707,317 common shares of beneficial interest, par value $0.01 per share (the “Common Shares”), at a price of $20.50 per Common Share, upon the terms and subject to the conditions described in the Offer to Purchase, dated June 4, 2014 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(l)(A), and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1. Summary Term Sheet.

The information under the heading “Summary Term Sheet” included in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a)             United Development Funding IV is the name of the subject company and the issuer of the securities to which this Schedule TO relates. The address of the issuer’s principal executive offices is: The United Development Funding Building, Suite 100, 1301 Municipal Way, Grapevine, Texas 76051. The telephone number of the issuer is (800) 859-9338.

(b)             The subject securities are UDF’s common shares of beneficial interest, par value $0.01 per share. Immediately after the listing of the Common Shares on Nasdaq Global Select Market on June 4, 2014, there were 32,325,459 Common Shares issued and outstanding.

(c)             Information regarding the trading market and price of the Common Shares is incorporated herein by reference from the Offer to Purchase under the heading “Section 7—Price Range of Common Shares; Distributions.”

Item 3. Identity and Background of Filing Person.

(a)             The filing person to which this Schedule TO relates is United Development Funding IV. The address and telephone number of UDF are set forth under Item 2(a) above. The names of the trustees and executive officers of UDF are as set forth in the Offer to Purchase under the heading “Section 10—Interests of Trustees and Executive Officers; Transactions and Arrangements Concerning the Common Shares,” and such information is incorporated herein by reference. The business address and business telephone number of each trustee and executive officer of UDF is c/o United Development Funding IV, The United Development Funding Building, Suite 100, 1301 Municipal Way, Grapevine, Texas 76051, (800) 859-9338.

Item 4. Terms of the Transaction.

(a)             The information set forth in the Offer to Purchase is incorporated herein by reference. There will be no material differences in the rights of security holders of the Trust as a result of this transaction.

(b)             No securities are to be purchased from any officer, trustee or affiliate of the Trust.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)             Information regarding agreements involving UDF’s securities is incorporated herein by reference from the Offer to Purchase under the headings “Section 7—Price Range of Common Shares; Distributions” and “Section 10—Interests of Trustees and Executive Officers; Transactions and Arrangements Concerning the Common Shares.”

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)             Information regarding the purpose of the transaction is incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2—Purpose of the Offer; Certain Effects of the Offer.”

(b)             Information regarding the treatment of Common Shares acquired pursuant to the Offer is incorporated herein by reference from the Offer to Purchase under the heading “Section 2—Purpose of the Offer; Certain Effects of the Offer.”

(c)             Information regarding any plans or proposals is incorporated herein by reference from the Offer to Purchase under the headings “Section 2—Purpose of the Offer; Certain Effects of the Offer,” “Section 7—Price Range of Common Shares; Distributions,” and “Section 10—Interests of Trustees and Executive Officers; Transactions and Arrangements Concerning the Common Shares.”

Item 7. Source and Amount of Funds or Other Consideration.

(a)             Information regarding the source of funds is incorporated herein by reference from the Offer to Purchase under the heading “Section 8—Source and Amount of Funds.”

(b)            There are no material conditions to the financing incorporated by reference in paragraph (a) above. In the event the primary financing plans fall through, the Trust does not have any alternative financing arrangements or alternative financing plans.

(d)            A summary of the Trust’s revolving credit facilities, borrowings under which will be used, together with cash on hand, to fund any purchase of Common Shares pursuant to the Offer, including the related fees and expenses, is incorporated herein by reference from the Trust’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014, as filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2014, under the captions “Part I—Financial Information—Item 1. Consolidated Financial Statements —Notes to Consolidated Financial Statements (Unaudited)—K. Notes Payable and Lines of Credit” and “Part I—Financial Information —Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations —Real Estate Owned and Loan Portfolio — Loan Portfolio.” UDF has not made any plans or arrangements to finance or repay the revolving credit facilities prior to their due dates.

Item 8. Interest in Securities of the Subject Company.

(a)            The information under the heading “Section 10—Interests of Trustees and Executive Officers; Transactions and Arrangements Concerning the Common Shares” in the Offer to Purchase is incorporated herein by reference.

(b)            The information under the heading “Section 10—Interests of Trustees and Executive Officers; Transactions and Arrangements Concerning the Common Shares” in the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a)            The information under the headings “Summary Term Sheet” and “Section 15—Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable. The consideration offered consists solely of cash. The Offer is not subject to any financing condition, and UDF is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

Item 11. Additional Information.

(a)(1)        The information under the heading “Section 10—Interests of Trustees and Executive Officers; Transactions and Arrangements Concerning the Common Shares” in the Offer to Purchase is incorporated herein by reference. The Trust will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

(a)(2)        The information under the heading “Section 12—Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(3)        The information under the heading “Section 12—Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(4)        The information under the headings “Section 2—Purpose of the Offer; Certain Effects of the Offer” and “Section 11—Effects of the Offer on the Market for Common Shares; Registration under the Exchange Act” in the Offer to Purchase is incorporated herein by reference.

(a)(5)        None.

(c)             The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Trust will amend this Schedule TO to include documents that the Trust may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated June 4, 2014.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Registered Holders (other than DTC Participants).*
(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and DTC Participants.*
(a)(1)(F)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(G)	Form of Notice of Withdrawal of Tender for Registered Holders (other than DTC Participants).*
(a)(1)(H)	Form of Notice of Withdrawal of Tender for Brokers, Dealers, Banks, Trust Companies and other Nominees and DTC Participants.*
(a)(1)(I)	Form of Summary Advertisement as published on June 4, 2014 in The Wall Street Journal.

Exhibit Number	Description
(a)(5)	Press Release dated June 4, 2014 (previously filed in and incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on June 4, 2014).
(b)(1)	Loan Agreement by and between Independent Bank and UDF IV Finance VIII, L.P., dated December 6, 2013.
(b)(2)	Loan Agreement by and between LegacyTexas Bank and UDF IV Finance VII, L.P., dated August 5, 2013.
(b)(3)	First Amended and Restated Loan Agreement by and among UDF IV Finance VI, L.P., United Development Funding III, LP, United Development Funding IV and Community Trust Bank, dated April 11, 2014.
(b)(4)	Second Amended and Restated Loan Agreement by and among UDF IV Acquisitions, L.P., United Development Funding III, LP, United Development Funding IV and Community Trust Bank, dated April 11, 2014.
(d)(1)	Advisory Agreement (previously filed in and incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on May 30, 2014).
(d)(2)	United Development Funding IV Advisor Equity Plan (previously filed in and incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on May 30, 2014).
(d)(3)	United Development Funding IV Equity Plan (previously filed in and incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on May 30, 2014).
(d)(4)	United Development Funding IV Non-Executive Trustee Stock Plan (previously filed in and incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed on May 30, 2014).
(d)(5)	Registration Rights Agreement (previously filed in and incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed on May 30, 2014).

* Included in mailing to shareholders.

Item 13. Information Required by Schedule 13 E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

UNITED DEVELOPMENT FUNDING IV

By:	/s/ Hollis M. Greenlaw
Name: Hollis M. Greenlaw
Title: Chief Executive Officer

Dated: June 4, 2014